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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                         Cablevision Systems Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   12686C-10-9
                                 (CUSIP Number)

                   Bruce D. Harems, Esq. Debevoise & Plimpton,
                                875 Third Avenue,
                        New York, NY 10022 (212) 909-6000
      (Name, Address and telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 6, 1998
                  (Date of event which requires filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)
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CUSIP No. 12686C-10-9
                                      13D



(1)      Names of Reporting Persons
         S.S. or I.R.S. Identifica-         Charles F. Dolan
         tion Nos. of Above Persons         SS: ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                                 (a)
         if a Member of a Group                                    (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                                           00
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                              U.S.A.
--------------------------------------------------------------------------------
Number of Shares       (7) Sole Voting Power                       9,499,426*
Beneficially Owned
by Each Reporting      (8) Shared Voting Power                     2,667,527*
Person With
                       (9) Sole Dispositive Power                  9,499,426*

                       (10) Shared Dispositive Power               2,667,527*
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                            12,166,953*
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                                       18.8%**
--------------------------------------------------------------------------------
(14)     Type of Reporting Person                                  IN

--------------------------------------------------------------------------------

* Total reflects shares received as result of 2-for-1 stock split on March 30, 1998.
**       Based on increase in number of outstanding shares.

                               Page 2 of 5 Pages
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CUSIP No. 12686C-10-9             13D



                      CONTINUATION PAGES OF AMENDMENT NO. 9
                            TO SCHEDULE 13D FILED BY
                                CHARLES F. DOLAN

                  This Amendment No. 9 to the Schedule 13D, dated May 23, 1988, as amended by Amendment No. 1 thereto, dated May 7, 1990, Amendment No. 2 thereto, dated August 24, 1991, Amendment No. 3 thereto, dated January 6, 1995, Amendment No. 4 thereto, dated November 20, 1995, Amendment No. 5 thereto, dated March 22, 1996, Amendment No. 6 thereto, dated February 14, 1997, Amendment No. 7 thereto, dated May 12, 1997, and Amendment No. 8 thereto, dated June 27, 1997 (as so amended, the "Schedule 13D"), previously filed by Charles F. Dolan ("Mr. Dolan"), relates to Mr. Dolan's beneficial ownership of stock of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"). The cover page and
Item 5 are hereby supplemented and amended.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and supplemented by adding the following information after the last paragraph thereof:

                  As of July 6, 1998, including shares received as a result of the 2-for-1 stock split on March 30, 1998, Mr. Dolan may be deemed to beneficially own an aggregate of 12,166,953 shares of Class A Common Stock, par value $.01 per share, of the Issuer (the "Class A Common Stock") as a result of his beneficial ownership of (i) 412,715 shares of Class A Common Stock; (ii) 11,618,562 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock"); and (iii) 183,000 Depositary Shares. The Class B Common Stock is convertible at the option of the holder share for share into Class A Common Stock of the Company. Each Depositary Share represents a one-tenth interest in a share of the 8 1/2% Series I Cumulative Convertible Exchangeable Preferred Stock of the Company and is convertible at the option of the holder into .7414 shares of Class A Common Stock (the "Depositary Shares"). In addition, after 1/1/98, at the option of the Company, the Depositary Shares are exchangeable for the Company's 8 1/2%


                               Page 3 of 5 Pages
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CUSIP No. 12686C-10-9             13D



Convertible Subordinated Debentures due 2007 at the rate of $25.00 principal amount per Depositary Share. Based on an increase in the number of currently outstanding shares, this aggregate amount represents approximately 18.8% of the Class A Common Stock (including shares of Class A Common Stock issuable upon the conversion of shares of the Class B Common Stock and Depositary Shares).

                  Mr. Dolan may be deemed to have (i) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 12,200 shares of Class A Common Stock, 9,351,550 shares of Class B Common Stock and 183,000 Depositary Shares (convertible into 135,676 shares of Class A Common Stock), (ii) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 390,515 shares of Class A Common Stock through the Dolan Family Foundation, (b) 10,000 shares of Class A Common Stock through his spouse Helen A. Dolan ("Mrs. Dolan") and (c) 2,267,012 shares of Class B Common Stock through the 1997 Grantor Retained Annuity Trust because of his right to reacquire these shares within 60 days.

                  During the past 60 days, the following transactions have occurred:

                  On May 11, 1998, Mr. Dolan gifted 80 shares of Class A Common Stock to various family members.

                  On June 30, 1998, Mr. Dolan converted 530,000 shares of Class B Common Stock to Class A Common Stock and contributed 530,000 shares of Class A Common Stock to the Dolan Children's Foundation.

                  On July 6, 1998, the Dolan Family Foundation made gifts totaling 27,845 shares of Class A Common Stock to various qualifying not-for-profit corporations.


                               Page 4 of 5 Pages
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CUSIP No. 12686C-10-9             13D


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 7, 1998

                           Signature:   /s/ Charles F. Dolan
                                        By William A. Frewin, Jr.
                                        ---------------------------------------
                           Name/Title:  Charles F. Dolan
                                        By William A. Frewin, Jr., as
                                        attorney-in-fact


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